November 9, 2005

Mail Stop 4561


Via U.S. Mail and Fax (949) 855-6685
Mr. Michael Young
Chief Executive Officer and Principal Accounting Officer
Sensor System Solutions, Inc.
45 Parker Ave, Suite A
Irvine, CA 92618


	RE:	Sensor System Solutions, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed May 19, 2005
		Form 10-KSB/A for the fiscal year ended December 31,
2004
		Filed May 20, 2005
Forms 10-QSB for the quarterly period ended March 31, 2005 and June
30, 2005
		File No. 0-30573


Dear Mr. Young:

      We have reviewed your response letter dated November 1, 2005 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Item 6. Management`s Discussion and Analysis or Plan of Operation

Results of Operations

Total Operating Expenses, page 13

1. We have reviewed your response to prior comment 1. We do not take exception to your recording of expense based upon the estimated value of the services provided. However, we believe that the issuance of stock would still need to be valued based on the quoted market price as of the date of grant. This treatment results in a stock dividend.
As the stock dividend occurred prior to your issuance of Form 10-KSB for December 31, 2004, you will need to amend your filing to restate earnings per share for each period presented in accordance with Paragraph 54 of SFAS 128.

*    *    *    *

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 551-3432 or Daniel Gordon at (202) 551-
3486.



Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant


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Sensor System Solutions, Inc.
November 9, 2005
Page 1